Exhibit 1

Schedule of Transactions in Securities

The transactions in shares of Common Stock by the Reporting Persons during the past 60 days were as follows:

Nature and Date of Transaction	Number of Shares of Common Stock	Price Per Share
Open Market Purchase - 12/9/25	5,000	$3.07
Open Market Purchase - 12/11/25	5,000	$3.12
Open Market Purchase - 12/17/25	5,000	$3.03
Open Market Purchase - 12/23/25	5,000	$3.08
Open Market Purchase - 12/26/25	5,000	$3.18
Open Market Purchase – 12/29/25	5,000	$3.11
Open Market Purchase – 12/31/25	5,000	$3.19
Open Market Purchase – 1/20/26	15,000	$3.29
Open Market Purchase – 1/21/26	5,000	$3.27